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                                   FORM 6-K/A
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


                               dated May 24, 2005


                         Commission File Number 1-14878


                                   GERDAU S.A.
                    (Exact Name as Specified in its Charter)

                                       N/A
                       ----------------------------------
                       (Translation of Registrant's Name)

                                Av. Farrapos 1811
             Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X    Form 40-F
                                    ------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                        No  X
             ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 24, 2005

                                     GERDAU S.A.




                                     By:/s/ Osvaldo  Burgos Schirmer
                                        ----------------------------------------
                                        Name: Osvaldo Burgos Schirmer
                                        Title: Chief Financial Officer

The balance sheet at December 31, 2004 and statement of income for the year then ended currently being filed in this 6-K/A have been modified with respect to the unaudited balance sheet and statement of income filed on Form 6-K dated February 3, 2005 because after re-consideration of the application of Interpretation 46 of the Financial Accounting Standards Board it has been concluded that the interest in Dona Francisca Energetica S.A. should not be consolidated but accounted for following the equity method. Net income and shareholders equity have not been modified and the effects resulting from the deconsolidation of Dona Francisca Energetica S.A. as well as the effects of other reclassifications in the main captions of the financial statements are presented below:

                                                EFFECT OF NON
                          AS ORIGINALLY      CONSOLIDATING DFESA         OTHER             AS CURRENTLY
                            PRESENTED                              RECLASSIFICATIONS         PRESENTED

Current assets         3,435,425              (43,937)            (68,461)             3,323,027
Non-current assets     3,622,440              (93,218)            -                    3,529,222
Current liabilities    1,791,834              (11,068)            (68,461)             1,712,305
Non-current
liabilities            2,083,970            (108,582)             -                    1,975,388
Minority interest         659,476             (17,505)            -                       641,971
Shareholders equity
                       2,522,585            -                     -                    2,522,585
Net sales              6,966,770              (14,621)            -                    6,952,149
Operating income       1,639,179              (10,929)            -                    1,628,250
Net income             1,158,358            -                     -                    1,158,358


                                  EXHIBIT INDEX


Exhibit                             Description of Exhibit
-------                             ----------------------

99.1 Consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and report of independent registered public accounting firm